KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 15, 2023, with respect to the financial statements and financial highlights of the ten portfolios comprising Harding, Loevner Funds, Inc., as of October 31, 2023, and for the respective years presented therein, incorporated herein by reference. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses, “Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

February 28, 2024

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.